RESPONSE TO SEC LETTER OF APRIL 22, 2009

May 20, 2009

Via EDGAR and FedEx

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-0404

Re:  DISH Network Corporation ("DISH Network" or the "Company")
Form 10-K for the fiscal year ended December 31, 2008
Filed March 2, 2009
File No. 0-26176

Dear Mr. Spirgel:

We are supplying the following responses to the comments contained in your letter dated April 22, 2009, regarding the above-referenced document.  Our responses are numbered in accordance with the numbered comments in your letter.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 39

General

1.	Please discuss how the following items may impact current and future results:

•	changes in credit lines;
•	credit availability;
•	parties with which you have credit lines;
•	whether existing credit lines have matured or been called;
•	whether backup credit lines remain available;

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

•	the ability to raise capital in a realistic evaluation of your current financial situation, current credit ratings, and debt covenants; and,
•	license impairments.

Please provide us with your proposed disclosures.

Response:

Currently, we have no existing lines of credit, nor have we historically.  While the ability to raise capital on reasonable terms has generally existed for DISH Network even during the recent market turmoil, the cost of such capital has not been as attractive as in prior periods.  Because of the substantial free cash flow generated by DISH Network and the absence of any material debt payments over the next two years, the higher cost of capital will not impact our current operations.  However, we might be less likely than we would otherwise be to pursue initiatives that could increase shareholder value over the long run, such as making strategic investments, prepaying debt, or buying back our own stock.  Alternatively, if we decided to still pursue such initiatives, the cost of doing so would be greater.  Please see our disclosure under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Overview – Availability of Credit and Effect on Liquidity” on page 29 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “10-Q”).

We note the Staff’s comments regarding license impairments and submit that we disclosed in Note 2 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”) that we conducted an impairment test in 2008 and determined that the estimated fair value of the FCC licenses that had been granted as of December 31, 2008, calculated using the discounted cash flow analysis, exceeded their carrying amount and therefore did not affect our operational results.  For further consideration, see our response to question 14 below.

2.
Provide a robust discussion of your prospects for 2009 in a section on trends after considering the impact of the economic situation in the 4th quarter of 2008 and the 1st quarter of 2009.  Please remember that there are two assessments that you must make where a trend, demand, commitment, event or uncertainty is known:

•	Is the known trend, demand, commitment event or uncertainty likely to come to fruition? If you determines that it is not reasonably likely to occur, no disclosure is required; and,

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

•
If you cannot make that determination, you must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition.  Disclosure is then required unless you determine that a material effect on the registrant’s financial condition or results of operations is not reasonably likely to occur.  Please note that “reasonably likely” is a lower threshold than “more likely than not” but a higher threshold than “remote.”  The concept of “reasonably likely” is used in the context of disclosure for MD&A purposes and is not intended to mirror the tests in SFAS 5 established to determine when accrual is necessary, or when disclosure in the footnotes to the financial statements is required.

Please address the above and include the following in your quantified schedule and discussion:

•	The loss of 102,000 net subscribers in 2008;
•	The loss of the ATT arrangement;
•	The spin-off of assets to EchoStar and the higher fees you will pay to access assets or receive certain services;
•	The impact of changes in customer services and plans, including incentives;
•	Further reductions in your traditional satellite business as other avenues for similar services become available from different providers;
•	The cost of implementing the new services as well as other critical strategic moves;
•	Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;
•	If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and
•
To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold).

Please provide us with your proposed disclosures.

Response:

Please see our disclosure under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary” beginning on page 27 of the 10-Q for a discussion of our 2009 prospects based upon recent trends.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Furthermore, in response to the Staff’s questions regarding specific trends, please find our responses below:

●	The loss of 102,000 net subscribers in 2008
●	The loss of the ATT arrangement
●	Further reductions in your traditional satellite business as other avenues for similar services become available from different providers

In the first quarter of 2009, we continued to be impacted by the net loss of subscribers.  We lost 102,000 net subscribers in 2008 and an additional 94,000 net subscribers in the first quarter of 2009.  In recent periods, competition has intensified within our industry with the rapid growth of fiber-based pay-TV services offered by telecommunications companies.  In addition, our AT&T agreement expired on February 1, 2009, but through the end of February 2009, we continued to activate new subscribers that had ordered DISH Network service through AT&T prior to February 1.  While AT&T was the largest telecommunications company that offers our services, we offer our services through other distribution channels such as direct sales, third party retailers and other telecommunications companies.  Please see our disclosure under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Overview – Future Liquidity” on page 29 of the 10-Q.

●	The spin-off of assets to EchoStar and the higher fees you will pay to access assets or receive certain services

In connection with the spin-off of assets to EchoStar, DISH Network entered into certain agreements with EchoStar to establish the parties’ respective rights, duties and obligations with respect to, among other things, set-top box sales, access to certain satellite capacity, broadcast services, transition services, taxes, employees and intellectual property, which impact several of the Company’s key operating metrics.  Please see our disclosure under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Overview – The Spin-off” on page 29 of the 10-Q.  However, the Company does not believe that higher fees to receive certain products and services has had or will have a significant impact on our operations.

●	The impact of changes in customer services and plans, including incentives
●	The cost of implementing the new services as well as other critical strategic moves

In marketing our products and services, we incur costs to support new promotions necessary to attract and retain subscribers.  Our “Subscriber-related expenses” as a percentage of “Subscriber-related revenue” grew from 51.4% to 52.2% in 2008 and reached 54.1% in the first quarter of 2009 and was negatively impacted in part by costs to

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

attract and retain subscribers, free up transponder capacity, and improve customer service.  The increase in customer retention expense was primarily driven by more upgrading of existing customers to high-definition (“HD”) and digital-video recorder (“DVR”) receivers and the changing of equipment for certain subscribers to free up satellite bandwidth in support of HD and other initiatives.  We expect to implement the satellite bandwidth initiatives at least through the first half of 2009.  We believe that the benefit from the increase in available satellite bandwidth outweighs the short-term cost of these equipment changes.

The increases related to call center and in-home service operations were driven in part by our investments in staffing, training, information systems, and other initiatives.  These investments are intended to help combat inefficiencies introduced by the increasing complexity of our business and technology, improve customer satisfaction, reduce churn, increase productivity, and allow us to better scale our business over the long run.  We cannot, however, be certain that our increased spending will ultimately yield these benefits.  In the meantime, we may continue to incur higher costs as a result of both our operational inefficiencies and increased spending.

For a discussion on the impact of liquidity, please see our disclosure under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Future Liquidity” on page 29 and “– Results of Operations – Subscriber-related expenses” on page 34 of the 10-Q.

•	Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations

Economic factors common to the pay-TV industry, as well as factors specific to DISH Network, continued to contribute to the decline in our subscriber base and slowed the growth in our revenues and income from continuing operations.  The most material trends that we experienced in 2008, being the net loss of subscribers and the reduction in subscriber-related margins, have continued into the first quarter of 2009.  Given the overall growth in pay-TV industry subscribers, operational issues specific to DISH Network had the most significant impact on our subscriber count.  Please see our response to Comment No. 1 and our disclosure under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Overview” on pages 27 through 29 of the 10-Q.

In addition, our “Subscriber-related revenue” increased in the first quarter of 2009 compared to the same period in 2008, primarily due to an increase in average monthly revenue per subscriber (“ARPU”).  The increase in ARPU was primarily attributable to price increases in February 2009 and 2008 on some of our most popular programming packages and changes in the sales mix toward HD programming packages and advanced

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

hardware offerings.  Please see our disclosure under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” on pages 33 and 34 of the 10-Q.

•	If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed

Other than the increase to “Subscriber-related expenses” as a percentage of revenue discussed previously and other factors discussed under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 10-Q, the Company is not aware of any events that are likely to cause a material change in the relationship between costs and revenues.

•
To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold)

As described under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” on pages 33 and 34 of the 10-Q, the primary driver of increases in our “Subscriber-related revenue” was an increase in ARPU that was attributable in large part to price increases in February 2009 and 2008 on some of our most popular programming packages and changes in the sales mix toward HD programming packages and advanced hardware offerings.

Executive Summary

Overview, page 39

3.
Please address the concern that you raise in the last paragraph of page 40 regarding having less flexibility to invest in your business, pursue strategic investments, prepay debt or buy back your own stock.  Please discuss your realistic plan to ameliorate this limitation.  Please provide us with your proposed disclosures.

Response:

As discussed in our response to the Staff’s Comment No. 1, we might be less likely to pursue initiatives that could increase shareholder value over the long run, such as making strategic investments, prepaying debt, or buying back our own stock to the extent that such initiatives are unattractive as compared to our cost of capital.  Management does not believe that it is necessary to formulate plans to ameliorate this limitation since decisions are primarily driven by the value of pursuing such initiatives as compared to our cost of capital.  In response to the Staff’s comment, we have added disclosure under Item 2.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

“Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Overview – Availability of Credit and Effect on Liquidity” and “– Future Liquidity” on page 29 of the 10-Q.

Explanation of Key Metrics and Other Items, page 42

DISH Network subscribers, page 43

4.
Show the actual subscribers and not your estimation of the number of subscribers represented by commercial accounts.  You may show your estimations as separate calculations that are clearly labeled as supplementary data.

Response:

As described on page 43 of the 2008 10-K, the Company provides DISH Network service to hotels, motels and other commercial accounts.  For many of these commercial accounts, DISH Network does not have detailed end-user information.  In order to derive an approximate subscriber count for its commercial accounts, DISH Network divides its total revenue earned from commercial accounts by an amount approximately equal to the retail price of its Classic Bronze 100 programming package (but taking into account, periodically, price changes and other factors), and includes the resulting number, which DISH Network believes is substantially smaller than the actual number of commercial units served, in our DISH Network subscriber count.

Results of Operations, page 44

5.
In future filings, provide an overview in the beginning of this section to provide your readers with an assessment of your results of operations for the periods presented and whether you expect the trends presented in your reported results to continue, and how any related uncertainties, including those associated with the current economy, are reasonably likely to have, a material impact on the company’s liquidity, capital resources or results of operations.

Response:

We provided our assessment of our results of operations, trends and related uncertainties and our evaluation of whether such uncertainties might have a material impact on our liquidity, capital resources or results of operations under Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Overview” in the 2008 10-K.  In addition, under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Overview” on pages 28 and 29 of the 10-Q, we have added three separate

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

sections discussing trends and related uncertainties and the potential impact of such uncertainties on our liquidity, capital resources and results of operations.  We will include such discussions in the “Results of Operations” section and continue to provide such enhanced disclosure in future filings.

6.
Your discussion regarding results of operations should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement.  You should address the underlying reasons for changes in the price versus volume mix.  For example, if sales declined because the volume of goods sold decreased by 20%, but this was offset by a 10% increase in price, the discussion in MD&A should not stop once it identifies the price and volume components.  In this example, the underlying factors that contributed to the decline in volume as well as the increase in selling prices should also be discussed rather than simply enumerated.  The focus should be on an analysis of the factors that caused these changes to occur.  In providing this analysis, you may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business.  These variables may be non-financial in nature or may represent industry specific metrics.  Furthermore, MD&A should fully explain the results of operations.  For example, MD&A should not merely use the Spin-off for a blanket cause of a change but rather its impact should be quantified to the extent possible, and any increase or decrease in the underlying revenues of the pre-existing business should then be addressed.  Please provide us with your proposed disclosures.

Response:

We note the Staff’s comments and have provided enhanced disclosure throughout Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” starting on page 32 of the 10-Q to include an analysis of the underlying factors causing changes in our results of operations.  We will continue to provide such enhanced disclosure in future filings.

Liquidity and Capital Resources, page 54

7.
As presented, your disclosure does not provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements.  In future filings, revise your discussion and analysis of liquidity to focus on material changes in operating, investing and financing cash flows and the reasons underlying those changes to provide your investor with a clear view of your liquidity and capital resource needs as seen through the eyes of management.  In addition, describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

future.  Identify any items that contribute to uncertainties or variability in your cash flows.  Refer to Section IV of the Commission’s Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at:  http://www.sec.gov/rules/interp/33-8350.htm.

Response:

We note the Staff’s comments and have provided enhanced disclosure under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Overview – Liquidity Drivers,” “– Availability of Credit and Effect on Liquidity” and “– Future Liquidity” on pages 28 and 29 of the 10-Q to expand the discussion of our liquidity needs and resources.  In addition, we have provided enhanced disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” regarding cash flows generated in our operating, investing and financing activities and explanations for such changes.  In future filings, we will continue to focus on material changes in operating, investing and financing cash flows and the reasons underlying such changes, in order to provide investors with a view of our liquidity and capital resource needs as seen through the eyes of management.

As discussed in our response to Comment No. 2, the most material trends that we experienced in 2008, being the net loss of subscribers and the reduction in subscriber-related margins, have continued into the first quarter of 2009.  Please see our response to Comment No. 2 and our disclosure under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Overview” on pages 27 through 29 of the 10-Q.

Other Liquidity Items, page 56

700 MHz Spectrum, page 56

8.	Please discuss the funds that will be required to satisfy FCC build-out requirements by 2013. Also discuss why these licenses were purchased and how it will impact your future business.

Response:

Depending on the nature and scope of our commercialization of the 700 MHz wireless licenses and the manner in which we satisfy FCC build-out requirements, we may be required to make significant additional investments.  However, as disclosed in the 2008 10-K, we are also considering business relationships that would allow us to partner with

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

others.  In such case, our required capital outlay may be significantly lower, as compared to a build-out done solely by us.

As discussed in the 2008 10-K, we purchased these 700 MHz wireless licenses to explore business development opportunities.  These licenses may be used to provide services that are complementary or wholly unrelated to our DISH Network services.

In response to the Staff’s comments, we have provided further disclosure under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Obligations and Future Capital Requirements” on page 39 and 40 of the 10-Q.

Obligations and Future Capital Requirements, page 58

9.
Combine the two tables showing future maturities of debt and contractual obligations as well as interest expense, the projected tax liabilities and any other known cash requirements.  Compare the total with projected cash flow from operations for 2009 based on 2008 and modified for churn and loss of the AT&T arrangement.  Please discuss your plan for meeting any shortfall which you have probably addressed in formulating your budgets for 2009.

Response:

We will combine the tables showing future maturities of debt and contractual obligations as well as interest expense and any other known cash requirements in subsequent applicable filings.

We note the Staff’s comments regarding cash flow from operations.  For the three months ended March 31, 2009, we reported net cash flows from operating activities of $901 million.  Furthermore, for the year ended December 31, 2008, we reported net cash flows from operating activities of $2.2 billion.  Because we expect to have sufficient cash generated from operations to cover our known cash requirements, we do not anticipate a shortfall and therefore we do not have a plan to address any such shortfalls.  As a result, we do not believe that discussions of such shortfalls or such plans are needed.

Satellite-Related Obligations, page 59

10.	Please tell us and disclose your estimate of the cost for the launch of the second satellite and the year that you anticipate incurring the cost.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Response:

We have not yet procured a contract for the launch of this satellite.  While the cost of this launch will depend upon the terms and conditions of the contract, we estimate that the cost could range from approximately $80 million to $120 million.  We anticipate incurring this cost between the current period and the expected launch of the satellite in late 2010.

Future Capital Requirements, page 60

11.	Please disclose the nature and amounts of your discretionary and non-discretionary expected capital expenditures for 2009.

Response:

The vast majority of our capital expenditures for 2009 relate to our satellite related obligations and firm purchase obligations which include, among other things, the costs associated with subscriber premises equipment.  These expenditures are necessary to operate DISH Network.  Consequently, we consider them to be non-discretionary.

12.
Please discuss in detail and provide a detailed quantifiable analysis supporting your conclusions how you will fund future requirements discussed in the first sentence of this section.  Please be realistic in light of the current economic situation and temper your conclusions with a candid assessment of your prospects considering your current credit ratings.  If one of your solutions is additional borrowing, factor into your analysis the projected interest rate on future borrowings as well as debt repayment.  Please provide us with your proposed disclosures.

Response:

As discussed in the 10-Q, we expect to fund our near-term working capital, capital expenditures and debt service requirements from cash generated from operations and existing cash and marketable investment securities.  For the three months ended March 31, 2009, we reported net cash flows from operating activities of $901 million and short-term cash and marketable investment securities of $1.2 billion.  Furthermore, for the year ended December 31, 2008, we reported net cash flows from operating activities of $2.2 billion.  Because of the substantial free cash flow generated by DISH Network and the absence of any material debt payments over the next two years, we expect that the higher cost of capital will not impact our current operations.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

In response to the Staff’s comments, we have provided enhanced discussion of our current and expected liquidity needs and resources under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” on pages 28 and 29 of the 10-Q.

Critical Accounting Estimates

13.	Please note that an accounting estimate is recognized as a “critical accounting estimate” if:

•	the accounting estimate requires you to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and

•
different estimate that the company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of your financial condition, changes in financial condition or results of operations.

To inform investors of each critical accounting estimate and to place it the context of the company’s financial condition, changes in financial condition and results of operations, the following information is required:

•	A discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;

•
An explanation of the significance of the accounting estimate to your financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the your financial statements affected by the accounting estimate;

•
A quantitative discussion of changes in line items in the financial statements and overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in certain assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

•
A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Please provide us with your proposed disclosures.

Response:

We have reviewed your comments above and propose the following revised critical accounting estimates disclosure.  There have been no material changes to these estimates for the three years ended December 31, 2008, 2007, and 2006 that we believe require further disclosure in our critical accounting estimates.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect amounts reported therein.  Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances.  Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.  The following represent what we believe are the critical accounting policies that may involve a high degree of estimation, judgment and complexity.  For a summary of our significant accounting policies, including those discussed below, see the applicable Notes to the Consolidated Financial Statements in the applicable 10-K.

•
Capitalized satellite receivers.  Since we retain ownership of certain equipment provided pursuant to our subscriber equipment lease programs, we capitalize and depreciate equipment costs that would otherwise be expensed at the time of sale.  Such capitalized costs are depreciated over the estimated useful life of the equipment, which is based on, among other things, management’s judgment of the risk of technological obsolescence.  Because of the inherent difficulty of making this estimate, the estimated useful life of capitalized equipment may change based on, among other things, historical experience and changes in technology as well as our response to competitive conditions.  Changes in estimated useful life may impact “Depreciation and amortization” on our Consolidated Statements of Operations and Comprehensive Income (Loss).

•
Accounting for investments in private and publicly-traded securities.  We hold debt and equity interests in companies, some of which are publicly traded and have highly volatile prices.  We record an investment impairment charge in “Other, net” within “Other Income (Expense)” on our Consolidated Statements of Operations and Comprehensive Income (Loss) when we believe an investment has experienced a decline in value

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

that is judged to be other-than-temporary.  We monitor our investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment.  Future adverse changes in these factors could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

●
Fair value of financial instruments.  Fair value estimates of our financial instruments are made at a point in time, based on relevant market data as well as the best information available about the financial instrument.  Recent economic conditions have resulted in inactive markets for certain of our financial instruments, including Mortgage-Backed Securities (“MBS”) and Auction Rate Securities (“ARS”).  For certain of these instruments, there is no or limited observable market data.  Fair value estimates for financial instruments for which no or limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors.  These estimates involve significant uncertainties and judgments and may be a less precise measurement of fair value as compared to financial instruments where observable market data is available.  As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the instrument.  In addition, changes in the underlying assumptions used in the fair value measurement technique, including discount rates, liquidity risks, and estimate of future cash flows, could significantly affect these fair value estimates, which could have a material adverse impact on our financial position and results of operations.

●
Valuation of long-lived assets.  We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review.  We evaluate our satellite fleet for recoverability as one asset group, see the applicable Notes to the Consolidated Financial Statements in the applicable 10-K.  The carrying value of a long-lived asset or asset group is considered impaired when the anticipated undiscounted cash flows from such asset or asset group is less than its carrying value.  In that event, a loss is recorded in “Impairments of indefinite-lived and long-lived assets” on our Consolidated Statements of Operations and Comprehensive Income (Loss) based on the amount by which the carrying value exceeds the fair value of the long-lived asset or asset group.  Fair value is determined primarily using the estimated cash flows associated with the asset or asset group under review, discounted at a rate commensurate with

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

the risk involved.  Losses on long-lived assets to be disposed of by sale are determined in a similar manner, except that fair values are reduced for estimated selling costs.  Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

●
Valuation of goodwill and intangible assets with indefinite lives.  We evaluate the carrying value of goodwill and intangible assets with indefinite lives annually, and also when events and circumstances warrant.  We use estimates of fair value to determine the amount of impairment, if any, of recorded goodwill and intangible assets with indefinite lives.  Fair value is determined primarily using the estimated future cash flows, discounted at a rate commensurate with the risk involved.  While our impairment tests in 2008 indicated the fair value of our intangible assets were significantly above their carrying amounts, significant changes in our estimates of future cash flows could result in a write-down of goodwill and intangible assets with indefinite lives in a future period, which would be recorded in “Impairments of goodwill, indefinite-lived and long-lived assets” on our Consolidated Statements of Operations and Comprehensive Income (Loss) and could be material to our consolidated results of operations and financial position.

●
Income taxes.  Our income tax policy is to record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards.  Determining necessary valuation allowances requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities.  We periodically evaluate our need for a valuation allowance based on both historical evidence, including trends, and future expectations in each reporting period.  Any such valuation allowance is recorded in either “Income tax (provision) benefit, net” on our Consolidated Statements of Operations and Comprehensive Income (Loss) or “Accumulated other comprehensive income (loss) within “Stockholders’ equity (deficit)” on our Consolidated Balance Sheets.  Future performance could have a significant effect on the realization of tax benefits, or reversals of valuation allowances, as reported in our consolidated results of operations.

●
Uncertainty in tax positions.  Management evaluates the recognition and measurement of uncertain tax positions based on applicable tax law, regulations, case law, administrative rulings and pronouncements and the facts and circumstances surrounding the tax position. Changes in our estimates related to the recognition and measurement of the amount

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

recorded for uncertain tax positions could result in significant changes in our “Income tax provision (benefit),” which could be material to our consolidated results of operations.

●
Contingent liabilities.  A significant amount of management judgment is required in determining when, or if, an accrual should be recorded for a contingency and the amount of such accrual.  Estimates generally are developed in consultation with outside counsel and are based on an analysis of potential outcomes.  Due to the uncertainty of determining the likelihood of a future event occurring and the potential financial statement impact of such an event, it is possible that upon further development or resolution of a contingent matter, a charge could be recorded in a future period to “General and administrative expenses” on our Consolidated Statements of Operations and Comprehensive Income (Loss) that would be material to our consolidated results of operations and financial position.

14.
We note that FCC authorizations accounted for more than 21% of total assets as of December 31, 2008.  Please tell us and disclose when you performed your annual impairment test and concluded that these authorizations were not impaired.  Tell us whether you performed subsequent interim impairment tests.  If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144.  You should discuss in your critical accounting estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

In light of the significance of the FCC authorizations balance, we expect robust and comprehensive disclosure in your critical accounting estimates regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your FCC authorizations.  Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review your FCC authorizations for recoverability.

•
Describe the nature of the valuation techniques you employed in performing the impairment tests.  Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

1)	the discount rates for each unit of accounting and how those discount rates were determined, including your consideration of any market risk premium,

2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)	the method you used for isolating the cash flows associated with the intangible asset.

•
Describe changes to the assumptions and methodologies, if any, since your annual impairment test.  In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.

•	Further, disclose any changes to your units of accounting or allocations of FCC authorizations by unit of accounting and the reasons for such changes.

•
If you determined that the fair value of any of your reporting units did not exceed its carrying value by a significant amount in your most recent impairment test, disclose both the carrying value and the fair value for this unit of accounting.  Explain to us how the determination of significance was made.  In addition, provide a sensitivity analysis of your most recent impairment test assumptions based upon reasonably likely changes.

•
For units of accounting for which the fair value exceeded the carrying value by a significant amount, provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in fair value at the time of your impairment testing.

Please provide us with your proposed disclosures.  For further guidance, refer to Release No. 33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Response:

•
We note that FCC authorizations accounted for more than 21% of total assets as of December 31, 2008.  Please tell us and disclose when you performed your annual impairment test and concluded that these authorizations were not impaired.

We performed our annual impairment test for our FCC authorizations as of December 31, 2008.  As disclosed in Note 8 of Notes to the Consolidated Financial Statements in our 2008 10-K, during 2008, we made a deposit of $712 million to acquire certain 700 MHz wireless licenses.  Because the 700 MHz licenses were not granted to us until February 2009, they were not included in our impairment test.  However, because these licenses were granted to us prior to filing our 2008 10-K, we included them in the $1.4 billion of “FCC authorizations” on our Consolidated Balance Sheets as of December 31, 2008.  With respect to the remaining FCC authorizations (totaling $679 million), we concluded that they were not impaired. In applicable future filings, we will disclose the date on which we perform our annual impairment test.

•
Tell us whether you performed subsequent interim impairment tests.  If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144.  You should discuss in your critical accounting estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

When indicators of impairments occur, we assess if any of the factors in paragraph 8 of SFAS 144 listed below are triggered, as these factors pertain to both our amortizing assets and assets not subject to amortization.  During 2008, we concluded that there were no events or changes in circumstances that indicated that the carrying value of our FCC licenses were impaired.  Specifically, we concluded that there were no:

i.	significant decreases in the market price of our FCC licenses;

ii.	significant adverse changes in the extent or manner in which our FCC licenses were being used or in the physical condition of the licenses;

iii.	significant adverse changes in legal factors or in the business climate that could affect the value of our FCC licenses, including an adverse action or assessment by a regulator;

iv.	accumulation of costs significantly in excess of the amount originally expected for the acquisition of our FCC licenses or construction activities required by such licenses;

v.
current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of our FCC licenses; or

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

vi.	a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

In addition to the factors above, there were no other indicators that caused us to believe that our assets were impaired.

In light of the significance of the FCC authorizations balance, we expect robust and comprehensive disclosure in your critical accounting estimates regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your FCC authorizations.  Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review your FCC authorizations for recoverability.

•
Describe the nature of the valuation techniques you employed in performing the impairment tests.  Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1)	the discount rates for each unit of accounting and how those discount rates were determined, including your consideration of any market risk premium,

2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)	the method you used for isolating the cash flows associated with the intangible asset.

•
Describe changes to the assumptions and methodologies, if any, since your annual impairment test.  In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.

•	Further, disclose any changes to your units of accounting or allocations of FCC authorizations by unit of accounting and the reasons for such changes.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

•
If you determined that the fair value of any of your reporting units did not exceed its carrying value by a significant amount in your most recent impairment test, disclose both the carrying value and the fair value for this unit of accounting.  Explain to us how the determination of significance was made.  In addition, provide a sensitivity analysis of your most recent impairment test assumptions based upon reasonably likely changes.

•
For units of accounting for which the fair value exceeded the carrying value by a significant amount, provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in fair value at the time of your impairment testing.

Please provide us with your proposed disclosures.  For further guidance, refer to Release No. 33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We utilize FCC allocated DBS spectrum in order to provide service to our subscribers.  There are limited locations designated by the FCC that have a “footprint” that cover the entire continental United States.  These licenses are referred to as full CONUS.  Licenses that are not full CONUS are referred to as non-CONUS.  We evaluate these licenses as a single unit of accounting.  Since this spectrum is an integral part of any direct broadcast business, these licenses are extremely valuable.

We currently have authorizations for 50 of the 96 full CONUS FCC licenses and 32 of the 160 non-CONUS licenses.  As of December 31, 2008, the net carrying value of our 50 full CONUS and 32 non-CONUS FCC licenses was $679 million.  The remaining $712 million of FCC authorization on our Consolidated Balance Sheets as of December 31, 2008 was related to a deposit made to acquire certain 700 MHz wireless licenses.  As previously discussed, the 700 MHz licenses were not included in the impairment test because they were not granted to us until February 2009.  We acquired 21 of our 50 full CONUS licenses in 1994 at a nominal cost, principally because DBS television services were not yet a proven alternative, nor a viable competitor, to traditional coaxial cable services.  Over time, as DBS television services became a proven alternative, and viable competitor, to traditional coaxial cable services, the value of the DBS spectrum increased substantially as evidenced by the $683 million price paid by MCI for 28 full CONUS licenses at the last completed DBS auction during 1996.  Since 1996, the DBS business has grown to become a strong competitor to cable service providers.  DBS providers currently serve almost 32% of the subscription television service industry, compared to less than 5% in 1996.  Our ability to remain a competitive DBS player results largely from barriers to entry into the DBS market, principally due to the limited DBS FCC licenses that exist and the substantial cost to acquire such licenses if

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

they become available for purchase.  Accordingly, the fair value of our FCC licenses has substantially increased since we acquired them.

Critical accounting estimates, by definition, are those that are highly uncertain and subject to reasonably likely changes that would have a material impact.  While the estimates we used in our impairment test for our FCC licenses were judgmental and uncertain, we concluded that a change in our estimates and assumptions that could result in an impairment was not reasonably likely at December 31, 2008, our assessment date, because of: (i) the importance of our FCC licenses; (ii) their limited resource and availability; and (iii) the significant cash flows we generate from our FCC licenses.  Given the substantial cash flows generated and expected to be generated in the future, our 2008 annual impairment test resulted in a substantial excess of fair value over carrying value.  As of December 31, 2008, the carrying value of our amortizable long-lived assets and non-amortizable intangible assets was $4.1 billion.  Our cash flows from operations during 2008 and 2007 were $2.2 billion and $2.6 billion, respectively.  Our free cash flows during 2008 and 2007 (which included cash flows used for purchases of property and equipment) were approximately $1.1 billion and $1.2 billion, respectively.  Further, a 30% hypothetical decrease, for example, in the estimated fair value of these licenses would not result in an impairment loss.

With respect to disclosure of discount rates, including assumed growth rates, periods of assumed cash flows and market risk premiums, based on the factors indicated above, we do not believe this information would be useful or material to investors because any reasonable change in assumption would not have an impact on our conclusion that our FCC licenses are not impaired.  Our conclusion that no impairment is required, is consistent with how we believe the marketplace values us.  As of December 31, 2008, our market capitalization was $5.0 billion (before consideration of a control premium) and our equity value was negative $1.9 billion.  While this general data point is not definitive or conclusive of any one specific asset value, it is an additional indicator that the marketplace believes our primary assets (satellites, subscriber premises equipment and FCC licenses) have fair values significantly in excess of their carrying amounts.

As discussed in our Comment No. 13, we proposed additional disclosure in our Critical Accounting Estimates for intangible assets with indefinite lives.  This proposed disclosure addresses the significant excess of fair value over carrying value that we estimated in our 2008 impairment test.

15.
We note that you utilize various inputs to determine the fair value of certain auction rate and mortgage backed securities (determined under Level 2 and/or Level 3 of the fair value hierarchy).   Please provide us with a more detailed description of the models.  Please provide us with a more detailed description of the inputs (for example, the discount rates used) and information used to develop those inputs for your models.  Tell us how your approach

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

complies with paragraph 30 and the related appendices of SFAS 157.  Further, please address the following:

•
Since the securities are considered illiquid, tell us the amount of the liquidity discount assigned to such securities, if any, and your basis for that discount.  If a liquidity discount was not assigned, tell us why.

•	Describe your assumptions about risk.

•
Regarding your ability to hold the auction rate securities and mortgage backed securities, your ability to hold them for an extended period of time should not impact the fair value determination.  However, your disclosure is unclear as to whether this was one of the assumptions used to determine the valuation.  Please advise.

Please revise your disclosures in critical accounting policies to include a detailed discussion of your accounting policy.  Further, provide a sensitivity analysis of your assumptions based upon reasonably likely changes.  For further guidance, refer to Release No. 33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

As of March 31, 2009, a portion of our marketable investment securities are MBS and ARS.  Since these securities have been illiquid during the current economic environment, we assigned different liquidity discount rates to them in our assessment of their fair value.

MBS are grouped according to their respective credit ratings and time to maturity.  For each group, comparable trades are considered on a weekly basis after discussion with dealers in MBS.  Based on these discussions and the historical rate of principal paydown, we apply a liquidity discount to quoted or estimated pricing, based on the credit rating and time to maturity.  The basis for this discount is the amount that we consider to be a reasonable exit price in an orderly transaction for the MBS.

The pricing and liquidity discount applicable to ARS depends on the existence of a liquid market for the underlying collateral or comparable securities.  If a liquid market exists for the underlying collateral or comparable securities, we do not assign a liquidity discount to the ARS.  For ARS where a liquid market does not exist (there are no observed trades for the underlying collateral or comparable securities), we establish a comparable interest rate spread by comparing a comparable corporate bond that is regularly traded to ARS’ current interest rate spread.  We then apply a liquidity discount.  The basis for the

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

discount is the amount we consider to be a reasonable exit price in an orderly transaction for the ARS.

Based on our evaluations, we believe the risk of default on principal and/or interest on these investments is not likely.  We will revise the relevant disclosure in future filings to reflect the foregoing.

We note the Staff’s comments regarding our ability to hold the ARS and MBS for an extended period of time.  We advise the Staff that we did not use our ability to hold ARS and MBS to maturity as one of the assumptions used in fair value determination of these securities.  Our reference to our ability and intent to hold these securities for an extended period of time was meant to highlight the fact that our investment in such securities was non-current and that the impairment in accordance with the guidance of FASB No. 115-1 represented temporary market fluctuations absent any specific factors indicating that the issuers of these underlying securities would be unable to pay interest as they become due or repay the principal amounts at maturity.  We will revise the relevant disclosure in future filings to reflect the foregoing.

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page F-10

16.	We note the reclassification that was made for variable rate demand notes. Please tell us why you have not restated your financial statements to reflect this correction of an error.

Response:

In the third quarter 2008, we determined that our classification of variable rate demand notes (“VRDNs”) did not technically meet the definition of a cash equivalent, notwithstanding their liquidity and our history of frequently buying and selling such investments, at par.  In evaluating the impact of that classification on our previously issued financial statements, we determined that the reclassification principally impacted cash and cash equivalents, marketable investment securities and cash flows from investing activities.

We considered the guidance in Staff Accounting Bulletin (“SAB”) 99.  In addition to each of the considerations suggested in SAB 99, we analyzed the affect that the reclassification had on key DISH Network operational metrics including GAAP metrics (such as net income, earnings per share, operating income, net cash flow from operating

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

activities and assets and liabilities (including current, non-current and total)) and non-GAAP metrics (such as ARPU, churn rate, subscriber growth, SAC, EBITDA and free cash flow).  We also considered whether there was any impact to our debt covenants and overall liquidity.  The affect of the reclassification regarding marketable investments and cash equivalents did not impact any of such metrics or the total amount of current assets.

While the reclassification does affect our cash flows from investing activities, management determined it was unlikely that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the reclassification.  Therefore, management did not believe that a restatement of our previously issued financial statements was necessary to address such reclassification.  Nevertheless, we disclosed that we had reclassified our investments in VRDNs to marketable investment securities and also provided disclosure regarding the amounts of VRDNs held at each balance sheet date and the nature of such investments.

5.  Marketable Investment Securities, Restricted Cash and Other Investment Securities

Marketable Investment Securities

Current Marketable Investment Securities - -VRDNs, page F-19

17.
Show us how the securities can be liquidated on the same day or on a five business day settlement basis in the current economic environment.  Provide us with more detail as to the names of the borrowers.

Response:

VRDNs are long-term floating rate municipal bonds with embedded put options that allow the bondholder to sell the security at par plus accrued interest. All of the put options are secured by a pledged liquidity source. While they are classified as marketable investment securities, the put option allows for VRDNs to be liquidated on a same day or on a five business day settlement basis.

During the last twelve months, we have purchased and sold numerous VRDNs and have not experienced any illiquidity or settlements at amounts other than par plus accrued interest.  We note that we were buying and selling VRDNs at par on a regular basis during the third and fourth quarter of 2008 when liquidity in the financial markets was significantly constrained.

We respectfully submit that the names of the borrowers, which typically are government municipalities, are not relevant for an evaluation of the VRDNs given the previous and continued liquidity in the VRDN market.  Further, it is not practical to provide the names

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

given that our VRDN portfolio is constantly varying (we buy and sell VRDNs frequently).

Noncurrent Marketable Investment Securities – ARS and MBS, page F-19

18.	Given your current financial condition, please show us how you have the ability to hold these until maturity.

Response:

We believe that we have the ability to hold ARS and MBS securities to maturity based on three factors:

•	We had a strong balance sheet with $264 million of cash and cash equivalents and $905 million of current marketable investment securities as of March 31, 2009.

•
We generated strong cash flows, represented by $313 million of net income during the three months ended March 31, 2009, and expect to generate significant cash flows that will support our capital expenditures and further improve our balance sheet through the maturity of the ARS and MBS.  For the three months ended March 31, 2009, we reported net cash flows from operating activities of $901 million.  Furthermore, for the year ended December 31, 2008, we reported net cash flows from operating activities of $2.2 billion.

•	We do not have any material debt payments over the next two years.

6.  Inventories, page F-23

19.
We note the $426,671 balance in inventory at December 31, 2008.  Tell us how many months you have on hand and how this inventory relates to your plans to implement new products and services in the near future.

Response:

Our $426,671,000 balance in inventory at December 31, 2008 represented approximately three months of inventory on hand.  For the past three years, we have typically had approximately one to three months of inventory on hand.  Therefore, our inventory balance at December 31, 2008 was consistent with the historical levels of inventory that we have maintained for the past three years.

The mix of products within our inventory varies depending on the products and services that we offer.  For example, as we expand our HD offerings and HD demand increases, we expect that a larger portion of our inventory will consist of HD set-top boxes.  However, we would still try to maintain one to three months of total inventory even though we are carrying a larger amount of HD set-top boxes.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please call me at (303) 723-1285.  I can also be reached by fax at (720) 514-5957.

Sincerely,

/s/ Robert E. Olson
Executive Vice President and Chief Financial Officer

cc:  Kyle Moffatt, SEC
   Dean Suehiro, SEC

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299